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March 22, 2018

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cincinnati Bell Inc. PREC14A filed on March 9, 2018 Filed by GAMCO Asset Management Inc., Mario Gabelli et al. File No. 1-08519

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 19, 2018 (the “Staff Letter”) with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed by GAMCO Asset Management Inc. (“GAMCO”), Mario Gabelli, James Chadwick, Matthew Goldfarb, and Justyn R. Putnam on March 9, 2018, in connection with the 2018 annual meeting of shareholders of the Company (the “Annual Meeting”). We have reviewed the Staff Letter with our client, GAMCO, and provide the following responses on GAMCO’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed on March 9, 2018 - General

1.	Fill in the blanks throughout the proxy statement. Information that is subject to change may be bracketed, including the information in Schedule II on page II-1.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Background to the Solicitation, page 4

2.	Refer to the second bullet point on this page. Provide more details about the “forum for shareholders to express their view on the Company’s previously announced plans to acquire Hawaiian Telecom.” When did this forum occur and who was present? What was the format of the forum (in person meeting, teleconference, etc.)? How were the shareholders involved able to express their views?

March 22, 2018

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

3.	Refer to our last comment above. Are the shareholders involved in this meeting, which occurred two months before you sent the Company notice of your intent to nominate individuals for election to the Cincinnati Bell board of directors, participants in this solicitation? Assuming you do not believe so, explain why in your response letter. We may have further comments.

GAMCO advises the Staff that the only participants in GAMCO’s solicitation are GAMCO, Mario J. Gabelli, James Chadwick, Matthew Goldfarb and Justyn R. Putnam. GAMCO participated in an open, roundtable discussion with fellow shareholders of the Company in an event sponsored by G.research. The invitation to the event included the following disclaimer: “Neither G.research, GAMCO, nor any of their respective affiliates intends via this meeting or otherwise to provide investment advice to any person, form a group or otherwise advise any shareholder of CBB how to vote or otherwise dispose of their CBB Shares and no inference should be drawn by any person in conflict with the foregoing.”

Neither GAMCO nor any other participant in the solicitation has any agreement, arrangement or understanding with any other person with respect to any securities of the Company. Accordingly, none of the shareholders that attended the forum are participants in the solicitation.

4.	Refer to your statement in the second to last bullet point on page 4. Please revise to express this statement (regarding the validity of your nominations) as a belief.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Reasons for the Solicitation, page 5

5.	You state that GAMCO “is skeptical about the potential synergies and/or benefits that come from a telecommunications company in Hawaii...” In light of this belief, summarize your plans with respect to the Hawaiian Telecom acquisition, assuming your nominees are elected to the board of directors.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to remove the referenced language.

6.	Provide some additional detail regarding the “opportunities in other locations where returns and investment opportunities are more favorable” that you cite in this section.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to remove the referenced language.

March 22, 2018

Proposal No. 1 - Election of Directors, page 6

7.	On page 8 in this section, note that shareholders voting your proxy can “round out” their slate using your card and describe that process.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely, /s/ Elizabeth R. Gonzalez-Sussman Elizabeth R. Gonzalez-Sussman

cc:	David Goldman, GAMCO Asset Management Inc. George Maldonado, GAMCO Asset Management Inc. Steve Wolosky, Olshan Frome Wolosky LLP